Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw
GigaMedia Q3: Net Profit
Up 24% to $12.0 Million
Financial Highlights for the Third Quarter of 2008
■	Consolidated revenues increased 16 percent to US$45.7 million from US$39.3 million in the same quarter in 2007 and decreased 7 percent from the previous quarter.

■	GAAP consolidated income from operations decreased 42 percent year-over-year to US$5.8 million from US$10.0 million in the same quarter in 2007 and decreased 50 percent quarter-over-quarter.

■	Non-GAAP consolidated income from operations increased 12 percent year-over-year to US$10.7 million from US$9.6 million in the same quarter in 2007 and decreased 15 percent from the previous quarter.[1]

■	GAAP consolidated net income grew 24 percent to US$12.0 million from US$9.7 million in the same quarter in 2007 and increased by 7 percent from the second quarter of 2008.

■	Non-GAAP consolidated net income increased 22 percent to US$10.7 million from US$8.8 million in the same quarter in 2007 and decreased 10 percent from the previous quarter.

■	GAAP basic and fully-diluted earnings per share were US$0.22 and US$0.20, respectively, for the third quarter of 2008.

■	Non-GAAP basic and fully-diluted earnings per share were US$0.20 and US$0.18, respectively, for the third quarter of 2008.
Operational Highlights
■	Disposal of last legacy ISP business — completing transition to the new GigaMedia, an online entertainment leader.

[1]	Non-GAAP measures are disclosed below and reconciled to the corresponding GAAP measures in the attachment entitled “Reconciliations of Non-GAAP Results of Operations.”

■	Poker software delivers solid results in traditionally weakest quarter; seasonal up-cycle in current quarter now driving increased player activity.

■	Casino software revenues hit record levels driven by ongoing platform integration with Everest Poker.

■	Asian online games platform prepares for exciting game launches in 4Q 2008 and 1H 2009.
Recent Developments
■	Everest Poker awarded Poker Operation of the Year for the second consecutive year at the annual eGaming Review Awards ceremony in London.

■	World Series of Poker: Everest Poker celebrates finals in first year of sponsorship; extensive ESPN broadcasts of the tournament and finals to air in Everest’s European markets in Q4 and throughout 2009.

■	Everest Gaming platform adds over 40 exciting new cash-wager casino games featuring Marvel’s Incredible Hulk, Spider-Man, X-Men and others.
HONG KONG, November 18, 2008 — GigaMedia Limited (NASDAQ: GIGM) announced today solid third-quarter results with consolidated net income climbing 24 percent year-over-year to $12.0 million from the same period of 2007, and increasing 7 percent sequentially over the second quarter of 2008, driven in part by disposal of its final legacy ISP unit.
Third-quarter 2008 non-GAAP basic and diluted earnings per share were $0.20 and $0.18, respectively, which exclude results from discontinued operations, non-cash share-based compensation expenses, and certain other non-cash write-offs.
During the third quarter, Everest Poker received one of the online gaming industry’s top honors, winning the Poker Operation of the Year award for the second consecutive year at the annual eGaming Review Awards ceremony in London. The award highlights the quality and remarkable growth of Everest Poker, which continues building one of the industry’s most trusted and exciting brands.
“GigaMedia performed well in the third quarter despite the normal summer slowdown and the negative affects of the Olympics on player activity,” stated GigaMedia President Thomas Hui. “We look forward to continued

growth in our core businesses driven by a strong lineup of new games and sponsorships.”
“The financial turmoil has created many concerns, many fears,” stated GigaMedia CEO Arthur Wang. “Nevertheless, the fact is we continue to run a high-growth business generating high levels of free cash flow and look to an even better 2009 supported by a strong balance sheet and cash position with no net debt.”
Consolidated Financial Results
Presentation of results from continuing operations. On September 3, 2008, the company sold its legacy cable and corporate Internet service provider (“ISP”) business. In accordance with reporting guidelines and to allow for meaningful comparisons, the company has recast the current and past quarterly financial results presented herein to reflect this disposal, unless otherwise noted.
In addition to GigaMedia’s third-quarter GAAP results, management has presented herein non-GAAP financial measures that exclude certain expenses, gains and losses that (a) are not expected to result in future cash payments, and/or (b) that may not be indicative of GigaMedia’s core operating results. The company’s non-GAAP financial measures exclude results from discontinued operations representing income of approximately $8.0 million, non-cash share-based compensation expenses of $856 thousand, and write-offs in this quarter with a total net income impact of approximately $5.9 million related to the company’s Asian online games business. (See, “About the Numbers in This Release — Non-GAAP figures” for more details.)

GIGAMEDIA 3Q08 CONSOLIDATED FINANCIAL RESULTS

(unaudited, all figures in US$ thousands, except per share amounts)	3Q08	3Q07	Change (%)	3Q08	2Q08	Change (%)
Revenues (A)	45,691	39,327	16	45,691	48,904	-7
Gross Profit (A)	37,163	32,060	16	37,163	39,878	-7
Operating Income (A)	5,836	10,022	-42	5,836	11,656	-50
Income from Continuing Operations (A)	3,991	9,701	-59	3,991	10,953	-64
Net Income	12,036	9,695	24	12,036	11,200	7
Net Income Per Share, Diluted	0.20	0.16	24	0.20	0.19	8
Non-GAAP Operating Income (A) (B)	10,723	9,597	12	10,723	12,635	-15
Non-GAAP Net Income (A) (B)	10,713	8,775	22	10,713	11,865	-10
Non-GAAP Net Income Per Share, Diluted (A) (B)	0.18	0.15	22	0.18	0.20	-9
EBITDA (A) (C)	14,424	11,246	28	14,424	13,037	11
Cash, Cash Equivalents and Marketable Securities—Current	103,741	71,982	44	103,741	81,655	27

(A)	Excludes results from discontinued operations.

(B)	Non-GAAP operating income, non-GAAP net income and non-GAAP net income per share exclude results from discontinued operations, non-cash share-based compensation expenses, and certain other non-cash items. (See, “Use of Non-GAAP Measures,” for more details.)

(C)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)
Consolidated revenues for the third quarter increased 16 percent to $45.7 million from $39.3 million in the same period of 2007, and decreased 7 percent from $48.9 million in the second quarter of 2008. Year-over-year results reflected continued organic growth in the company’s core businesses, led by an 18 percent increase in Gigamedia’s gaming software business. Quarter-over-quarter revenue variation reflected the impact of a seasonal downturn in the gaming software business, and the negative effect of the Olympic Games in China on player activity across Asia in the Asian online games business.
Consolidated gross profit for the third quarter increased 16 percent to $37.2 million from $32.1 million in 2007 and decreased 7 percent quarter-over-quarter from $39.9 million. The year-over-year improvement was driven by solid contributions from the gaming software and the Asian online games businesses, whose gross profit grew 15 and 18 percent, respectively. The quarter-over-quarter decrease in gross profit was due to quarterly sequential gross profit decreases in the company’s core businesses in line with the quarterly sequential revenue trends. Third-quarter consolidated gross profit margin was steady both year-over-year and quarter-over-quarter at 81.3 percent.
Consolidated income from operations for the third quarter decreased 42 percent year-over-year to $5.8 million from $10.0 million in the third quarter of 2007 and decreased 50 percent quarter-over-quarter from $11.7 million in the second quarter of 2008. Consolidated income from operations for the third quarter of 2008 included certain aforementioned non-cash items, which impacted operating income. This distorted period comparisons.
Non-GAAP consolidated operating income for the third quarter of 2008 excluded the following non-cash items recorded during the third quarter of 2008: (1) share-based compensation expenses of $898 thousand; (2) a write-off of approximately $2.6 million recorded in the Asian online games business related to loan receivables and accrued interest from Flagship Studios, the developer of Hellgate: London; and (3) impairments totaling approximately $1.3 million recorded in the Asian online games business related to capitalized costs for certain online games. (See, section I of the attachment to this release entitled “Reconciliations of Non-GAAP Results of Operations” for more details.)
Non-GAAP consolidated operating income was $10.7 million in the third quarter of 2008, up 12 percent year-over-year and down 15 percent quarter-over-quarter. The year-over-year increase in non-GAAP consolidated operating income was primarily attributable to strong operating income growth in GigaMedia’s online games business in China and strong cost control of general and administrative expenses in the gaming software business. The quarter-over-quarter decrease in non-GAAP consolidated operating income reflected an expected decrease in operating income from the gaming software business due to the effects of seasonality. Third-quarter 2008 non-GAAP consolidated operating margin was 23.5 percent.
Consolidated non-operating income (loss) during the third quarter of 2008 was a loss of $2.8 million, down from non-operating income of approximately $1.5 million a year ago and $175 thousand recorded in the previous quarter. GigaMedia’s third-quarter non-operating loss included losses totaling approximately $2.9 million related to a write-off of an investment by T2CN in CJIT2, a joint venture with the Korean game company CJ Internet.
Consolidated net income for the quarter increased 24 percent to $12.0 million from $9.7 million in 2007, and increased by 7 percent from the previous quarter. Third-quarter 2008 net income included approximately $8.0 million related to the results from discontinued operations, as well as the aforementioned non-cash items, all of which were excluded in the non-GAAP results. (See, section II of the attachment to this release entitled “Reconciliations of Non-GAAP Results of Operations” for more details.)
Non-GAAP consolidated net income in the third quarter was $10.7 million, representing an increase of 22 percent over the same period last year and a 10 percent decrease from the second quarter of 2008. Non-GAAP basic earnings per share was $0.20, a 20 percent increase from 2007 and a decrease of 10 percent quarter-over-quarter. Non-GAAP fully-diluted earnings per share was $0.18, a 22 percent increase from the same period last year and down 9 percent compared with the second quarter.
Consolidated EBITDA for the third quarter of 2008 grew 28 percent to $14.4 million versus the same period last year, and 11 percent from the second quarter of 2008. Operating cash flow for the third quarter of 2008 was $13.0 million. Capital expenditures totaled $4.0 million for the period.
GigaMedia strengthened its balance sheet during the third quarter. Cash, cash equivalents and marketable securities-current were $103.7 million, up from $81.7 million in the second quarter of 2008. Total loans decreased to $29.5 million at the end of the third quarter of 2008. The improvement in cash position was mainly attributable to proceeds received from the disposal of the ISP business.
Business Unit Results
GigaMedia Limited conducts its online entertainment business in two business segments. The gaming software segment develops and licenses online poker and casino gaming software solutions and application services, primarily targeting emerging continental European markets. The

Asian online games segment operates a suite of play-for-fun online games, mainly targeting online gamers in Greater China.
Gaming Software Business

(unaudited, in US$ thousands)	3Q08	3Q07	Change (%)	3Q08	2Q08	Change (%)
Revenues	34,514	29,300	18	34,514	36,889	-6
Gross Profit	28,977	25,170	15	28,977	31,066	-7
Operating Income	9,306	9,533	-2	9,306	10,380	-10
Net Income Before Minority Interests	9,379	9,488	-1	9,379	10,245	-8
Net Income	9,626	9,130	5	9,626	10,304	-7
EBITDA	10,412	9,483	10	10,412	10,878	-4
The gaming software business delivered solid results despite operating in the seasonally slowest period for online gaming activity. Driving this was strong execution of a plan to leverage the Everest Gaming platform through broadening and integrating its business to create synergies and greater efficiencies. Everest continued to improve integration between its leading poker offering and casino to better monetize its player base. Everest also added a new VIP program to enhance the overall customer experience. Over the coming months, a complementary new vertical, sportsbetting, will be added. Finally, broadcasts of the World Series of Poker, which feature Everest Poker as the official “felt sponsor,” begin in Everest’s European markets in the fourth quarter, all of which position the business to sustain strong long-term growth.
Third-quarter revenues in the gaming software business increased 18 percent year-over-year to $34.5 million from $29.3 million and decreased 6 percent quarter-over-quarter from $36.9 million.
GigaMedia’s revenues from the gaming software business derived from providing poker and casino software and services to its master licensee were $16.4 million during the third quarter of 2008. This represented an increase of 26 percent from $13.0 million in 2007 and a 4 percent decrease from the second quarter of 2008, which totaled $17.0 million. Such revenues are eliminated in consolidation.
Year-over-year revenue growth was driven by solid performance in the poker software business and outstanding results in the casino software businesses. Quarter-over-quarter results were affected by seasonality.

Revenues in the poker software vertical were $23.5 million, up 7 percent from the same year-ago period and down 14 percent from the previous quarter. Poker software represented 68 percent of the business unit’s total third-quarter 2008 revenues. Approximately 176,000 active depositing real-money customers played on the poker platform during the third quarter, down 8 percent from the previous quarter. During the quarter, approximately 38,000 new depositing real-money poker players were added, down 17 percent quarter-over-quarter.
Revenues in the casino software vertical were a record $11.0 million during the third quarter. This represented a 51 percent increase from the same period in 2007 and an increase of 15 percent from the previous quarter. Enhancements to GigaMedia’s platform software enabling strong cross-marketing to Everest Poker players in the third quarter contributed to the strong revenue growth.
Third-quarter gross profit grew 15 percent to $29.0 million from $25.2 million in 2007 and decreased 7 percent from $31.1 million in the second quarter, with the period variations attributable to strong revenue growth and the traditional negative impact of seasonality, respectively. Gross profit margin decreased slightly year-over-year to 84.0 percent from 85.9 percent in 2007 and was steady quarter-over-quarter. The year-period decrease was due primarily to increases in platform expenses including customer service and bandwidth in line with the increase in operational scale.
Total third-quarter selling and marketing expenses were $14.3 million, up 25 percent from $11.4 million in 2007 and down 4 percent quarter-over-quarter from $14.9 million. The year-over-year increase was attributable to increases in payments to marketing affiliates as a result of continued revenue growth, as well as increases in sales and marketing headcount. The quarter-over-quarter variation was largely due to a reduction in discretionary mass media promotional expenses in the third quarter of 2008 in line with the traditional downturn in online gaming activity during the period.
Operating income decreased 2 percent to $9.3 million from $9.5 million in 2007 and decreased 10 percent quarter-over-quarter from $10.4 million. Operating margins declined year-over-year to 27.0 percent from 32.5 percent in 2007 and from 28.1 percent in the second quarter of 2008, mainly due to increases in product development and engineering expenses during the periods. The year-on-year sequential decline in operating margin also reflected the aforementioned lower gross margin during the period.
Net income rose 5 percent to $9.6 million from $9.1 million in 2007 and decreased 7 percent sequentially from $10.3 million in the second quarter. EBITDA increased 10 percent year-over-year and decreased 4 percent from the second quarter of 2008 to $10.4 million from $10.9 million. Capital expenditures totaled approximately $3.2 million for the third quarter.
Asian Online Games Business

			Change			Change
(unaudited, in US$ thousands)	3Q08	3Q07	(%)	3Q08	2Q08	(%)
Revenues	11,177	10,028	11	11,177	12,015	-7
Gross Profit	8,185	6,920	18	8,185	8,811	-7
Operating Income (A)	-2,357	2,341	NA	-2,357	3,160	NA
Net Income Before Minority Interests (A)	-5,142	3,818	NA	-5,142	3,370	NA
Net Income (A)	-4,287	2,592	NA	-4,287	2,702	NA
EBITDA (A)	-3,371	3,246	NA	-3,371	3,485	NA

(A)	Includes certain non-cash items, which have significantly affected period results and comparisons. (See, “Use of Non-GAAP Measures,” for more details.)
Management continues executing its plan to grow the Asian online games business by leveraging the platform’s inherent scalability and massive reach. Central to this strategy has been a sharp focus on strategic alliances with world-class entertainment providers and product expansion to drive growth. While third-quarter results were held back by certain non-cash charges, an exciting pipeline of top-tier content for 2009 position the business to deliver strong long-term growth.
Third-quarter revenues in the Asian online games business increased 11 percent to $11.2 million from $10.0 million a year ago and decreased 7 percent from $12.0 million in the previous quarter. Solid organic growth in T2CN in China drove the year-over-year improvement. The quarter-over-quarter revenue variation reflected decreased revenues in FunTown and T2CN, which were negatively impacted by decreased player activity during television broadcasts of the 2008 Olympic Games and licensed game contributions.
Third-quarter revenues from FunTown were steady year-over-year at $6.2 million and decreased 6 percent from $6.6 million in the previous quarter. Quarter-over-quarter, revenues were down on lower revenues from the licensed game Tales Runner and decreased virtual item sales in the third quarter following strong promotions in the second quarter. Average monthly active paying accounts were approximately 109,000 during the third quarter, down 6 percent from the second quarter, and average monthly revenue per active paying account was $19.11 during the period, steady quarter-over-quarter. Peak concurrent users were approximately 46,000, a 4 percent increase from the second quarter.
Total revenues for T2CN in the period were $4.9 million, representing a 27 percent increase from $3.9 million in 2007 and a 9 percent decrease from $5.4 million in the second quarter. Strong revenue growth in the year period was attributable to increased revenue from FreeStyle. Appreciation of the renminbi against the U.S. dollar also contributed to the increase. Revenues were down quarter-over-quarter on lower revenues from FreeStyle, which resulted from decreased online player activity during the Olympic Games. T2CN’s average monthly active paying accounts were approximately 398,000 during the third quarter, down 11 percent from the second quarter, and average monthly revenue per active paying account was $4.06 during the period, up 2 percent quarter-over-quarter. Peak concurrent users of FreeStyle were approximately 118,000, a decrease of 15 percent from the second quarter.
Third-quarter gross profit grew 18 percent to $8.2 million from $6.9 million in 2007 and decreased by 7 percent sequentially from $8.8 million as a result of the quarterly sequential revenue decrease. Gross profit margin increased year-over-year to 73.2 percent from 69.0 percent in 2007, largely attributable to better utilization of bandwidth costs at T2CN. Gross profit margin was steady quarter-over-quarter.
Total selling and marketing expenses in the third quarter grew 12 percent to $3.3 million from $2.9 million in 2007 and 40 percent from $2.3 million in the previous quarter. The year-over-year and quarter-over-quarter increases were primarily due to sequential increases in mass media promotional/advertising expenses, including various marketing initiatives surrounding FunTown’s new MahJong 3.0 and game patches for T2CN’s FreeStyle.
Operating income decreased to a loss of $2.4 million from positive operating income of $2.3 million in the third quarter of 2007 and from $3.2 million in the previous quarter largely due to the impact of several non-cash items recorded during the third quarter of 2008. These items included (1) a write-off of approximately $2.6 million related to loan receivables and accrued interest from Flagship Studios, developer of Hellgate: London; and (2) write-downs of approximately $1.3 million on capitalized license costs for cancellation of game projects. Excluding such non-cash items, operating income in the third quarter of 2008 was $1.6 million and operating margin was 14.6 percent.
Net income decreased to a loss of $4.3 million from net income of $2.6 million in 2007 and from net income of $2.7 million in the second quarter. Year-over-year and quarter-over-quarter results reflected the aforementioned factors impacting operating income, as well as write-offs on certain investments recorded in T2CN, including investments in CJIT2, a joint venture with CJ Internet, and others, the impact of which to net income was approximately $2.1 million after minority interest adjustments. Excluding these charges recorded during the third quarter of 2008, net income was $1.6 million.
EBITDA decreased to a loss of $3.4 million from EBITDA of $3.2 million in the third quarter of 2007 and decreased from EBITDA of $3.5 million in the second quarter. Capital expenditures totaled approximately $800 thousand for the third quarter.
Business Outlook
The following forward-looking statements reflect GigaMedia’s expectations as of November 18, 2008. Given potential changes in economic conditions and consumer spending, the evolving nature of gaming software, online games, and various other risk factors, including those discussed in the company’s 2007 Annual Report or 20-F filing with the U.S. Securities and Exchange Commission referenced below, actual results may differ materially.
Gaming software business. In the fourth quarter, GigaMedia expects growth in its gaming software business driven by a traditional upturn in online gaming during the fall and winter seasons, limited in part by increased competition in European markets and challenging macro-economic conditions globally.
Asian online games business. The company expects revenues to hold steady in the fourth quarter of 2008 and accelerate strongly in 2009, driven by major new game launches including Holic, NBA STREET Online, and Warhammer.
Use of Non-GAAP Measures
To supplement GigaMedia’s consolidated financial statements presented in accordance with GAAP, the company uses the following measures defined as non-GAAP by the SEC: EBITDA, and US GAAP operating income, net income and basic and fully-diluted earnings per share data adjusted to exclude the impact of discontinued operations, share-based compensation, as well as certain non-cash items, including write-offs related to game licensing, gains and losses on the sale of businesses and discontinued operations, and write-offs related to investments. GigaMedia may consider whether other significant items that arise in the future should also be excluded in calculating the non-GAAP financial measures it uses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Results of Operations” set forth at the end of this release.
The company’s management uses non-GAAP financial measures to gain an understanding of the company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The company’s non-GAAP financial measures exclude the aforementioned items from GigaMedia’s internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the company’s management in their financial and operational decision-making, because management believes they reflect the company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The company’s management believes that these non-GAAP financial measures provide useful information to investors in the following ways: (1) in understanding and evaluating the company’s current operating performance and future prospects in the same manner as management does, if they so choose, and (2) in comparing in a consistent manner the company’s current financial results with the company’s past financial results. GigaMedia further believes these non-GAAP financial measures provide useful and meaningful supplemental information to both management and investors regarding GigaMedia’s performance by excluding certain expenses, expenditures, gains and losses (i) that are not expected to result in future cash payments or (ii) that may not be indicative of the company’s core operating results and business outlook.
Effective January 1, 2006, GigaMedia adopted Statement of Financial Accounting Standards No. 123(R) (“SFAS 123(R)”) regarding the expensing of share-based compensation. The company’s management believes excluding share-based compensation from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payments and is otherwise unrelated to the company’s core operating results. Non-GAAP financial measures that exclude stock-based compensation also enhance the comparability of results against prior periods.
The company’s management believes excluding the non-cash write-off of loan receivables, game capitalized costs and investments is useful for itself and for investors as such write-off does not impact cash earnings and is not indicative of the company’s core operating results and business outlook. The company’s management believes excluding the results of discontinued operations from its non-GAAP financial measure of net income is useful for itself and for investors because such gains and losses are not indicative of the company’s core operating results and are no longer associated with the company’s continuing operations.
The company believes that the presentation of non-GAAP operating income, net income, and basic and fully-diluted earnings per share enables more meaningful comparisons of performances across periods to be made by excluding the effect of SFAS 123(R), and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the company. A limitation of using non-GAAP operating income excluding share-based compensation expenses and other non-cash items and adjustments, net income excluding share-based compensation expenses and other non-cash items and adjustments, and basic and fully-diluted earnings per share excluding share-based compensation expenses and other non-cash items and adjustments is that these non-GAAP measures exclude share-based compensation expenses and may exclude other items that have been and will continue to be for the foreseeable future a recurring expense in the company’s business. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Management compensates for these limitations by also considering the company’s financial results as determined in accordance with GAAP and by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Reconciliations of the adjusted income statement data to GigaMedia’s US GAAP income statement data are provided on the attached unaudited financial statements.
About the Numbers in This Release
Quarterly figures
All quarterly figures referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.
Segmental results
GigaMedia’s segmental financial results are based on the company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the U.S. Consolidated quarterly and/or annual financial results of the company may differ from totals of the company’s segmental financial results for the same period due to (1) the impact of certain of the company’s headquarters costs and expenses, which are not reflected in the business segment results, (2) the impact of certain non-operating subsidiaries of GigaMedia on the company’s consolidated financial results, and (3) certain inter-company eliminations.
Results from continuing operations
On September 3, 2008, the company sold its legacy ISP business. In accordance with reporting guidelines (SFAS No. 144: Accounting for the Impairment or Disposal of Long-Lived Assets), the company has recast the current and past quarterly financial results presented herein to reflect this sale, unless otherwise noted. Results of the legacy cable and corporate ISP business are reported separately as discontinued operations in the consolidated financial statements.
Non-GAAP figures
GigaMedia’s management has presented herein non-GAAP financial measures that exclude certain expenses, gains and losses that (a) are not expected to result in future cash payments, and/or (b) that may not be indicative of GigaMedia’s core operating results and business outlook. The company’s non-GAAP financial measures exclude results from discontinued operations and certain non-cash items, including the following:
i.	share-based compensation expenses;

ii.	income from discontinued operations in the third quarter of approximately $8.0 million;

iii.	a write-off of approximately $2.6 million recorded in the Asian online games business related to loan receivables and accrued interest from Flagship Studios, the developer of Hellgate: London;

iv.	impairments totaling approximately $1.3 million recorded in the Asian online games business related to capitalized costs for certain online games, the impact of which after minority interest adjustments was approximately $1.1 million; and

v.	a write-off of investments recorded in T2CN, namely, CJIT2 and others, the impact of which was approximately $2.1 million to net income after minority interest adjustments.
The company’s non-GAAP financial measures reported herein include non-GAAP consolidated operating income, non-GAAP consolidated net income, non-GAAP basic and fully-diluted earnings per share, and consolidated EBITDA. The non-GAAP measures are described above and reconciliations to the corresponding GAAP measures are included at the end of this release.
Conference Call and Webcast
GigaMedia will hold a conference call at 9:00 p.m. Taipei/Hong Kong Time on November 18, 2008, which is 8:00 a.m. Eastern Daylight Time on November 18, 2008 in the United States, to discuss the company’s third-quarter performance. Individual investors can listen to a webcast of the call at http://ir.giga.net.tw, through CCBN’s individual investor center at www.fulldisclosure.com, or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com). The webcast will be available for replay.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games operator and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and Gigamedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to integrate our poker offering and casino to better monetize our player base, our ability to successfully launch sport betting services, our ability to retain existing online gaming and online game players and attract new players, our ability to license, develop or acquire additional online games that are appealing to users, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in June 2008 and its other filings with the United States Securities and Exchange Commission.
# # #
(Tables to follow)

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	9/30/2008	6/30/2008	9/30/2007
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Gaming software and service revenues	34,514,493	36,889,478	29,299,559
Online game and service revenues	11,176,804	12,014,730	10,027,562

	45,691,297	48,904,208	39,327,121

Operating costs
Cost of gaming software and service revenues	5,537,104	5,823,047	4,129,266
Cost of online game and service revenues (includes share-based compensation expenses under SFAS 123(R) of $13,520, $13,266, and $56,592, respectively)	2,991,517	3,202,907	3,137,992

	8,528,621	9,025,954	7,267,258

Gross profit	37,162,676	39,878,254	32,059,863

Operating expenses
Product development and engineering expenses (includes share-based compensation expenses under SFAS 123(R) of $124,788, $124,788, and $72,794, respectively)	4,041,331	3,553,619	1,264,112
Selling and marketing expenses (includes share-based compensation expenses under SFAS 123(R) of $58,753, $58,595, and $66,962, respectively)	17,538,401	17,273,684	14,415,974
General and administrative expenses (includes share-based compensation expenses under SFAS 123(R) of $701,088, $782,459, and $365,209, respectively)	5,671,824	7,348,691	6,259,982
Bad debt expenses	2,726,201	46,162	97,381
Impairment loss	1,349,348	0	0

	31,327,105	28,222,156	22,037,449

Income from operations	5,835,571	11,656,098	10,022,414

Non-operating income (expense)
Interest income	157,850	306,144	440,724
Gain on sales of marketable securities	0	0	16,938
Interest expense	(268,273)	(252,200)	(184,744)
Foreign exchange gain (loss) — net	129,137	53,608	(208,349)
Loss on disposal of property, plant and equipment	(5,184)	(1,048)	(45,105)
Proportionate share of loss under the equity method	0	0	(204,530)
Write-off of equity method investment	(2,884,759)	0	0
Other	104,584	68,222	1,727,752

	(2,766,645)	174,726	1,542,686

Income from continuing operations before income taxes and minority interest	3,068,926	11,830,824	11,565,100
Income tax expense	(179,965)	(268,517)	(281,775)
Minority interest loss (income)	1,101,720	(609,243)	(1,582,712)

Income from continuing operations	3,990,681	10,953,064	9,700,613
Income (loss) from discontinued operations	8,045,707	246,549	(5,653)

Net Income	12,036,388	11,199,613	9,694,960

Earnings per share:
Basic:
Income from continuing operations	0.07	0.20	0.18
Income from discontinued operations	0.15	0.01	0.00

	0.22	0.21	0.18

Fully-diluted:
Income from continuing operations	0.07	0.18	0.16
Income from discontinued operations	0.13	0.01	0.00

	0.20	0.19	0.16

Weighted average shares outstanding:
Basic	54,221,277	54,049,298	53,087,556

Diluted	60,020,643	60,327,221	59,926,553

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS

	9/30/2008	6/30/2008	9/30/2007
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	91,011,138	76,682,114	59,402,276
Marketable securities — current	12,729,647	4,972,892	12,579,342
Notes and accounts receivable — net	15,088,072	18,174,762	19,174,838
Prepaid expenses	17,591,737	17,875,368	6,677,798
Restricted cash	6,482,857	3,983,726	3,910,581
Other receivables	2,399,725	2,988,970	3,430,606
Other current assets	287,390	2,992,073	2,179,959

Total current assets	145,590,566	127,669,905	107,355,400

Marketable securities — noncurrent	24,017,482	24,017,482	10,000,000
Investments	2,052,002	5,110,993	5,124,076
Property, plant & equipment — net	12,019,301	15,452,942	11,760,400
Goodwill	87,612,567	89,227,014	86,358,425
Intangible assets — net	27,729,409	29,168,135	24,921,992
Prepaid licensing and royalty fees	21,130,128	19,309,073	10,603,722
Other assets	6,044,920	6,189,980	1,768,562

Total assets	326,196,375	316,145,524	257,892,577

Liabilities & shareholders’ equity
Short-term borrowings	29,520,529	32,294,135	24,524,332
Notes and accounts payable	946,445	1,822,957	1,857,950
Accrued compensation	5,302,853	5,093,276	5,124,108
Accrued expenses	13,320,789	9,016,440	9,199,039
Player account balances	32,922,049	33,956,994	23,053,459
Other current liabilities	15,604,044	14,692,433	12,724,579

Total current liabilities	97,616,709	96,876,235	76,483,467
Other liabilities	498,939	1,371,410	1,501,020

Total liabilities	98,115,648	98,247,645	77,984,487

Minority interests	8,256,097	9,275,413	12,641,805

Shareholders’ equity	219,824,630	208,622,466	167,266,285

Total liabilities & shareholders’ equity	326,196,375	316,145,524	257,892,577

GIGAMEDIA LIMITED
Reconciliations of Non-GAAP Results of Operations

	Three months ended
	9/30/2008	6/30/2008	9/30/2007
	unaudited	unaudited	unaudited
	USD	USD	USD
I. Income from operations
GAAP result	5,835,571	11,656,098	10,022,414
Adjustments:
(a) share-based compensation	898,149	979,108	561,557
(b) bad debt expenses related to the loans to Flagship	2,640,278
(c) write-off of capitalized license costs	1,349,348
(d) indemnification from termination of game licensing			(987,037)

Non-GAAP result	10,723,346	12,635,206	9,596,934

II. Net income
GAAP result	12,036,388	11,199,613	9,694,960
Adjustments:
(a) share-based compensation	856,380	911,629	528,363
(b) bad debt expenses related to the loans to Flagship	2,640,278
(c) write-off of capitalized license costs	1,123,281
(d) indemnification from termination of game licensing			(920,635)
(e) write-off of certain investments	2,102,159
(f) (gain) loss from discontinued operations	(8,045,707)	(246,549)	5,653
(g) gain on cancellation of preferred share call options			(533,057)

Non-GAAP result	10,712,779	11,864,693	8,775,284

III. Basic earnings per share
GAAP result	0.22	0.21	0.18
Adjustments	(0.02)	0.01	(0.01)

Non-GAAP result	0.20	0.22	0.17

IV. Diluted earnings per share
GAAP result	0.20	0.19	0.16
Adjustments	(0.02)	0.01	(0.01)

Non-GAAP result	0.18	0.20	0.15

V. Reconciliation of Net Income to EBITDA

Net income	12,036,388	11,199,613	9,694,960
Depreciation	616,884	601,787	610,870
Amortization	1,294,334	986,009	842,158
Interest expense (income)	143,960	53,989	(166,064)
Tax expense	332,725	196,068	264,330

EBITDA	14,424,291	13,037,466	11,246,254